                                                                    EXHIBIT 99.6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation and Subsidiary
A wholly owned subsidiary of Roadway LLC

The period December 12, 2003 to December 31, 2003;
with Report of Independent Auditors

                         Report of Independent Auditors

To the Board of Directors of Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheet of Roadway Next Day Corporation and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, cash flows, parent company investment, and comprehensive income for the period December 12, 2003 through December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway Next Day Corporation and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the period December 12 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
----------------------

Kansas City, Missouri
February 20, 2004

                           CONSOLIDATED BALANCE SHEET
                   Roadway Next Day Corporation and Subsidiary
                    A wholly owned subsidiary of Roadway LLC
                             As of December 31, 2003

(in thousands)
--------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                  $      25,328
  Accounts receivable, less allowance of $412                                       19,877
  Fuel and operating supplies                                                        1,555
  Deferred income taxes, net                                                         3,674
  Prepaid expenses                                                                   1,601
                                                                             -------------
    Total current assets                                                            52,035
                                                                             -------------
PROPERTY AND EQUIPMENT
  Land                                                                              15,363
  Structures                                                                        33,757
  Revenue equipment                                                                 17,243
  Technology equipment and software                                                  1,653
  Other                                                                              6,466
                                                                             -------------
                                                                                    74,482
  Less - accumulated depreciation                                                     (521)
                                                                             -------------
    Net property and equipment                                                      73,961

Goodwill                                                                           122,332
Intangibles                                                                         89,291
Other assets                                                                         3,094
                                                                             -------------
    Total assets                                                             $     340,713
                                                                             =============

LIABILITIES AND PARENT COMPANY INVESTMENT
CURRENT LIABILITIES
  Checks outstanding in excess of bank balances                              $       6,223
  Accounts payable                                                                   2,682
  Advances payable to parent                                                         4,568
  Wages, vacations and employees' benefits                                          12,102
  Claims and insurance accruals                                                      4,370
  Other current and accrued liabilities                                              5,180
                                                                             -------------
    Total current liabilities                                                       35,125
                                                                             -------------
OTHER LIABILITIES
  Note payable to affiliate                                                        150,000
  Deferred income taxes, net                                                        38,999
  Claims and other liabilities                                                      13,868
  Commitments and contingencies

PARENT COMPANY INVESTMENT
  Capital surplus                                                                  103,259
  Retained earnings                                                                   (538)
                                                                             -------------
    Total parent company investment                                                102,721
                                                                             -------------
    Total liabilities and parent company investment                          $     340,713
                                                                             =============

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED OPERATIONS
                   Roadway Next Day Corporation and Subsidiary
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING REVENUE                                                                       $     9,770
                                                                                        -----------
OPERATING EXPENSES:
  Salaries, wages and employees' benefits                                                     7,529
  Operating expenses and supplies                                                             1,061
  Operating taxes and licenses                                                                  341
  Claims and insurance                                                                          176
  Depreciation and amortization                                                                 745
  Purchased transportation                                                                      136
  Losses on property disposals, net                                                               3
                                                                                        -----------
    Total operating expenses                                                                  9,991
                                                                                        -----------
      Operating loss                                                                           (221)
                                                                                        -----------
NONOPERATING EXPENSES:
  Related party interest expense                                                                687
  Other                                                                                          70
                                                                                        -----------
    Nonoperating expenses, net                                                                  757
                                                                                        -----------

LOSS BEFORE INCOME TAXES                                                                       (978)
INCOME TAX BENEFIT                                                                             (440)
                                                                                        -----------
NET LOSS                                                                                $      (538)
                                                                                        ===========

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                   Roadway Next Day Corporation and Subsidiary
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING ACTIVITIES:
Net loss                                                                     $     (538)
Noncash items included in net loss:
  Depreciation and amortization                                                     745
  Losses on property disposals, net                                                   3
Changes in assets and liabilities, net:
  Accounts receivable                                                             1,076
  Accounts payable                                                                2,929
  Other working capital items                                                    (2,986)
  Claims and other                                                                  262
  Other                                                                             155
                                                                             ----------
  Net cash from operating activities                                              1,646
                                                                             ----------

INVESTING ACTIVITIES:
Acquisition of property and equipment                                              (554)
Proceeds from disposal of property and equipment                                     20
                                                                             ----------
  Net cash used in investing activities                                            (534)
                                                                             ----------

FINANCING ACTIVITIES:
Advances payable to parent, net                                                       -
                                                                             ----------
  Net cash provided by financing activities                                           -
                                                                             ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                         1,112

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   24,216
                                                                             ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $   25,328
                                                                             ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes received, net                                                   $        -
Interest paid                                                                         -
                                                                             ==========

The notes to consolidated financial statements are an integral part of these statements.

                     STATEMENT OF PARENT COMPANY INVESTMENT
                   Roadway Next Day Corporation and Subsidiary
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
Balance at December 12, 2003 (allocated purchase price)                              $    103,259
Net loss                                                                                     (538)
                                                                                     ------------
  Balance at December 31, 2003                                                       $    102,721
                                                                                     ============

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

DESCRIPTION OF BUSINESS

Roadway Next Day Corporation (also referred to as "Roadway Next Day," "the Company," "we" or "our") is a non-operating holding company focused on business opportunities in regional and next-day lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. ("New Penn"), which provides superior quality regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

In accordance with Rule 3-16 of Regulation S-X and due to Roadway Next Day and New Penn pledging their stock for debt purposes, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn because:

         - The separate financial statements of New Penn are substantially identical to those of Roadway Next Day Consolidated;

         - The separate financial statements of the parent Roadway Next Day, when excluding New Penn, are not material to an investor, and;

         - The Company would provide separate financial statements of New Penn should Roadway Next Day commence its own operations or acquire additional subsidiaries.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation. Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock. Roadway LLC principal subsidiaries include Roadway Express and Roadway Next Day Corporation.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("Statement No. 141"), the acquisition was accounted for under purchase accounting. As a result, our Statements of Consolidated Operations and Statements of Consolidated Cash Flows include our results from the date of acquisition through December 31, 2003. Our Consolidated Balance Sheet as of December 31, 2003 includes our tangible and intangible assets and liabilities after valuing them at their fair values. In addition Roadway Next Day adopted the significant accounting policies of Yellow Roadway Corporation and utilized are not comparable third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods.

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Roadway Next Day Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

CONCENTRATION OF CREDIT RISKS

We sell services and extend credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

REVENUE RECOGNITION

For shipments in transit, Roadway Next Day records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway Next Day recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway Next Day retains all credit risk. Management believes this policy most accurately reflects revenue as earned.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

CLAIMS AND INSURANCE ACCRUALS

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers' compensation, which is included in salaries, wages, and employees' benefits.

We base reserves for workers' compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2003, estimated future payments related to these claims aggregated $14.2 million. The present value of these estimated future payments was $12.6 million at December 31, 2003.

PROPERTY AND EQUIPMENT

Roadway Next Day carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of acquisition were principally determined by independent, third party appraisal. We compute depreciation using the straight-line method based on the following service lives:

                                                          Years
                                                          -----
Structures                                               10 - 40
Revenue equipment                                         5 - 14
Technology equipment and software                         3 - 5
Other                                                     3 - 10
                                                          ======

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the period ended December 31, 2003, the amounts capitalized were immaterial to the Company's financial statements.

For the period December 12 through December 31, 2003, depreciation expense was $0.5 million.

IMPAIRMENT OF LONG-LIVED ASSETS

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

ACQUISITION

In accordance with Statement No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets' fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

ROADWAY CORPORATION

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC ("Roadway") and a wholly owned subsidiary of Yellow Roadway.

Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities. The acquisition now provides Yellow Roadway with the increased scale, strong financial base and market reach that are necessary to increase shareholder value and enhance customer service. It also has the potential to accelerate the Yellow Roadway strategy of offering a broader range of services for business-to-business transportation decision makers.

Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51, for a total purchase price of $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. In addition, by virtue of the merger, Roadway LLC assumed $225.0 million of principal senior notes with a fair value of $248.9 million. The cash portion of the purchase price was funded primarily through a term loan of $175 million under a new credit facility, a private placement of $250 million of 5.0 percent contingent convertible senior notes due 2023 and a private placement of $150 million of 3.375 percent contingent convertible senior notes due 2023. The
18.0 million common shares Yellow Roadway issued were valued based on the simple average of the daily opening and closing trade prices for the period December 9 through December 15, 2003, which represents two days prior and after the date the price was fixed under the terms of the merger agreement.

Prior to the acquisition, Roadway had agreements in place with key management personnel that would require Roadway to pay specific amounts to those individuals upon a change in control of the entity. On December 11, 2003, in conjunction with the closing of the transaction, Roadway paid $15.9 million to the individuals covered by the agreement that would not be joining the new Yellow Roadway organization. This amount was expensed in the pre-acquisition financial statements of Roadway Corporation. The remaining amount covered under the agreement of $10.6 million was placed in a trust account for possible payment to the three individuals that remain Roadway employees. If any of these individuals are terminated within two years and the applicable conditions of their respective agreements are met, they would receive the agreed to payments, and Roadway LLC would recognize an expense for those payments at the time of the triggering event. If termination does not occur within two years, the funds will be released from restriction and reclassified from a long-term asset to cash on the Roadway LLC Consolidated Balance Sheet.

Based on an independent valuation prepared using estimates and assumptions provided by management, Yellow Roadway allocated approximately $103.3 million of the total purchase price of approximately $1.1 billion to Roadway Next Day as follows:

(in thousands)
--------------
Cash and cash equivalents                                 $    24,216
Accounts receivable                                            20,218
Other current assets                                            6,780
Property, plant and equipment                                  73,966
Other long-term assets                                          3,244
Intangible assets                                              89,500
Goodwill                                                      122,332
Accounts payable                                              (34,368)
Note payable to affiliate                                    (150,000)
Deferred income taxes, net                                    (38,994)
Other long-term liabilities                                   (13,635)
                                                          -----------
Total purchase price                                      $   103,259
                                                          ===========

As the Roadway acquisition occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheet is preliminary and subject to refinement. Although Yellow Roadway does not expect any subsequent changes to have a material impact on its results of operations or amounts allocated to goodwill, such changes could result in material adjustments to the preliminary purchase allocation. The most significant pending items include the following: finalization of independent asset valuation for the Roadway tangible and intangible assets including associated remaining lives; completion of all direct costs associated with the acquisition; updating Roadway personnel information used to calculate the pension benefit obligation; determination of the fair value of tax-related contingencies; calculation of an estimate for certain contractual obligations; and numerous other refinements. Yellow Roadway expects substantially all of the above refinements will be completed by the end of second quarter 2004.

Intangible Assets

Of the $89.5 million allocated to intangible assets, $25.6 million was assigned to the New Penn trade name which is not subject to amortization. Of the remaining value, $62.9 million and $1.0 million were assigned to customer relationships and software related assets, respectively. Roadway assigned the customer relationships and software assets a weighted average life of 15 years and 3 years, respectively.

Goodwill

In considering the acquisition of Roadway, Yellow Corporation based its proposed purchase price on the increased value that the combined Yellow Roadway organization could provide to its investors, customers and employees. This value can be attributed to the increased scale and ability to compete in a highly competitive domestic and global transportation marketplace, the reputation and recognition of the distinct brands, and the service capabilities and technologies of both companies. Roadway Next Day recorded $122.3 million in goodwill as part of the acquisition. Of the goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Roadway Next Day.

GOODWILL AND INTANGIBLES

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with Statement No. 142, we do not amortize goodwill and review goodwill at least annually for impairment based on a fair value approach. The entire $122.3 million of goodwill has been allocated to our only operating subsidiary, New Penn.

The components of amortizable intangible assets are as follows:

                                                            December 31, 2003
                                                            -----------------
                                Weighted               Gross
                                Average               Carrying           Accumulated
(in thousands)                Life (years)             Amount            Amortization
--------------                ------------             ------            ------------
Customer related                  15                 $   62,900            $    192
Technology based                   3                      1,000                  17
                                  --                 ----------            --------
Intangible assets                                    $   63,900            $    209
                                                     ==========            ========

Total marketing related intangible assets with indefinite lives were $25.6 million for the period ended December 31, 2003. These intangible assets are not subject to amortization.

Amortization Expense for intangible assets, as reflected in our net loss, was $0.2 million for the period December 12 through December 31, 2003. Estimated amortization expense for the next five years is as follows:

(in thousands)                                2004            2005             2006           2007            2008
--------------                                ----            ----             ----           ----            ----
Estimated amortization expense               $ 4,526         $ 4,526          $ 4,510        $ 4,193         $ 4,193
                                             =======         =======          =======        =======         =======

EMPLOYEE BENEFITS

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Qualified Defined Benefit Pension Plans

Roadway Next Day sponsors a qualified defined benefit pension plan for certain employees not covered by collective bargaining agreements (approximately 60 employees). Pension benefits are specified by the Board of Directors. This plan has no assets. Benefits are paid from corporate funds.

Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway Next Day contributes, as discussed later in this section.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed salary increases.

Funded status: The funded status represents the difference between the projected benefit obligation and the market value of the assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway Next Day for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and the fair market value of the assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plan's funded status for the period December 12 through December 31, 2003:

(in thousands)
--------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at December 12, 2003                             $  1,893
Service cost                                                               2
Interest cost                                                              6
                                                                    --------
Benefit obligation at year end                                      $  1,901
                                                                    ========
FUNDED STATUS:
Funded status                                                       $ (1,901)
                                                                    --------
Net amount recognized                                               $ (1,901)
                                                                    ========

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheet at December 31, 2003 were $1.9 million. A discount rate of 6.25% was used to determine benefit obligations at December 31, 2003.

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2003:

(in thousands)
--------------
Projected benefit obligation                                                             $ 1,901
Accumulated benefit obligation                                                             1,901
                                                                                           =====

Contributions

We expect to pay approximately $0.1 million of benefits in 2004.

Pension Costs

The components of our net periodic pension cost from the date of acquisition to December 31, 2003, were as follows:

(in thousands)
--------------
Service cost                                                                             $    2
Interest cost                                                                                 6
                                                                                         ------
Net periodic pension cost                                                                $    8
                                                                                         ======
Weighted average assumptions for the period ended December 31:
Discount rate                                                                              6.75%
Expected rate of return on assets                                                          6.75%
                                                                                         ======

MULTI-EMPLOYER PLANS

Roadway Next Day contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 73 percent of total employees). The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid. We contributed and charged to expense the following amounts to these plans for the period from date of acquisition through December 31, 2003:

(in thousands)
--------------
Health and welfare                                               $   727
Pension                                                              721
                                                                 -------
Total                                                            $ 1,448
                                                                 =======

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Next Day has no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Next Day has collective bargaining agreements with their unions that stipulate the amount of contributions we must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the Internal Revenue Service ("IRS") or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required it could have a material adverse impact on the financial results of Roadway Next Day.

401(k) SAVINGS PLAN

Roadway Next Day sponsors a voluntary 401(k) savings plan for employees not covered by collective bargaining agreements. Our employees covered under collective bargaining agreements can also participate in a voluntary 401(k) plan. We do not make employer contributions to either of the 401(k) plans on their behalf.

PROFIT SHARING PLAN

Roadway Next Day sponsors a contributory profit sharing plan for employees not covered by collective bargaining agreements. There were no contributions for the profit sharing plan for the period December 12 through December 31, 2003.

RELATED PARTY TRANSACTIONS

On December 10, 2003, Roadway Next Day executed a $150 million ten-year Promissory Note to Roadway LLC, accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity.

INCOME TAXES

Deferred income taxes are determined based upon the difference between the book and the tax basis of our assets and liabilities. Deferred taxes are recorded at the enacted tax rates expected to be in effect when these differences reverse. The deferred tax liabilities (assets) were not materially different at December 12, 2003 compared to the deferred tax liabilities (assets) comprised of the following at December 31, 2003:

(in thousands)
--------------
Depreciation                                                        $     7,766
Intangibles                                                              36,635
Other                                                                       398
                                                                    -----------
  Gross tax liabilities                                             $    44,799
                                                                    -----------
Claims and insurance                                                $    (4,897)
Employee benefits                                                        (3,019)
Other                                                                    (1,558)
                                                                    -----------
  Gross tax assets                                                  $    (9,474)
                                                                    -----------
Net tax liability                                                   $    35,325
                                                                    ===========

A valuation allowance for deferred tax assets was not required at December 31, 2003.

We have a tax sharing agreement with Yellow Roadway Corporation that requires us to share in its consolidated tax burden based on our respective share of taxable income or losses relative to Yellow Roadway Corporation's other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from our net loss follows:

                                                                       2003
                                                                       ----
Federal statutory rate                                                 35.0%
State income taxes, net                                                 5.8
Nondeductible business expenses                                        (1.1)
Other, net                                                              5.3
                                                                       ----
Effective tax rate                                                     45.0%
                                                                       ====

The income tax benefit consisted of the following:

(in thousands)                                                              2003
--------------                                                              ----
Current:
U.S federal                                                              $  (527)
State                                                                       (106)
                                                                         -------
Current income tax benefit                                               $  (633)
                                                                         -------

Deferred:
U.S federal                                                              $   174
State                                                                         19
                                                                         -------
Deferred income tax benefit                                              $   193
                                                                         -------

Income tax benefit                                                       $  (440)
                                                                         =======

COMMITMENTS, CONTINGENCIES, AND UNCERTAINTIES

Roadway Next Day incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statement of Consolidated Operations. Actual rental expense, as reflected in our net loss, was $17 thousand for the period December 12 through December 31, 2003.

We utilize certain terminals and equipment under operating leases. At December 31, 2003, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)                       2004          2005          2006           2007           2008         Thereafter
--------------                       ----          ----          ----           ----           ----         ----------
Minimum annual rentals              $ 439         $ 347          $ 216          $ 62           $ 52             $ 66
                                    =====         =====          =====          ====           ====             ====

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2004 net capital expenditures are expected to be $15 to $20 million, of which zero was committed at December 31, 2003.

Roadway Next Day is involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.